SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 7*)

                       B.O.S. BETTER ONLINE SOLUTIONS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                    Ordinary
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M20115131
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Catalyst Investments L.P. and Catalyst Investments II L.P.
                              3 Daniel Frish Street
                              Tel-Aviv Israel 64731
                           Telephone: 972 (3) 695-0666
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)

                               November 19, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

-------------------               ------------               -------------------
CUSIP NO. M20115131               SCHEDULE 13D               PAGE 2 OF 12 PAGES
-------------------               ------------               -------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     CATALYST INVESTMENTS L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        1,080,721*
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            1,307,438
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               1,080,721*
PERSON             -------------------------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER
                        1,307,438*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,388,159* **
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* Calculations are based on 13,027,514 Ordinary Shares of the Issuer outstanding on October 31, 2009. This amendment to Schedule 13D is filed jointly by Catalyst Investments L.P., Catalyst Fund L.P., Catalyst Fund II L.P., and Catalyst Fund III L.P. (together, the "CATALYST ENTITIES") acting as a Group (within the meaning of Rule 13d-5(b)(1) of the Act) and by Catalyst Investments II L.P. and Catalyst Private Equity Partners (Israel) II, L.P. (together, the "CATALYST II ENTITIES") acting as a Group, pursuant to the Joint Filing Agreement filed as
Exhibit 1 to Amendment no. 6 to Schedule 13D filed on August 26, 2009.

** Does not include 815,385 Ordinary Shares of the Issuer underlying a convertible loan extended by Catalyst Private Equity Partners (Israel) II L.P., whose general partner is Catalyst Investments II L.P.

-------------------               ------------               -------------------
CUSIP NO. M20115131               SCHEDULE 13D               PAGE 3 OF 12 PAGES
-------------------               ------------               -------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     CATALYST FUND L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0*
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            654,111*
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               0*
PERSON             -------------------------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER
                        654,111*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     654,111*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* Calculations are based on 13,027,514 Ordinary Shares of the Issuer outstanding on October 31, 2009. This amendment to Schedule 13D is filed jointly by the Catalyst Entities acting as a Group (within the meaning of Rule 13d-5(b)(1) of the Act) and by the Catalyst II Entities acting as a Group, pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment no. 6 to Schedule 13D filed on August 26, 2009.

-------------------               ------------               -------------------
CUSIP NO. M20115131               SCHEDULE 13D               PAGE 4 OF 12 PAGES
-------------------               ------------               -------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     CATALYST FUND II L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0*
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            453,812*
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               0*
PERSON             -------------------------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER
                        453,812*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     453,812*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.5%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* Calculations are based on 13,027,514 Ordinary Shares of the Issuer outstanding on October 31, 2009. This amendment to Schedule 13D is filed jointly by the Catalyst Entities acting as a Group (within the meaning of Rule 13d-5(b)(1) of the Act) and by the Catalyst II Entities acting as a Group, pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment no. 6 to Schedule 13D filed on August 26, 2009.

-------------------               ------------               -------------------
CUSIP NO. M20115131               SCHEDULE 13D               PAGE 5 OF 12 PAGES
-------------------               ------------               -------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     CATALYST FUND III L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0*
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            199,515*
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               0*
PERSON             -------------------------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER
                        199,515*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     199,515*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* Calculations are based on 13,027,514 Ordinary Shares of the Issuer outstanding on October 31, 2009. This amendment to Schedule 13D is filed jointly by the Catalyst Entities acting as a Group (within the meaning of Rule 13d-5(b)(1) of the Act) and by the Catalyst II Entities acting as a Group, pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment no. 6 to Schedule 13D filed on August 26, 2009.

-------------------               ------------               -------------------
CUSIP NO. M20115131               SCHEDULE 13D               PAGE 6 OF 12 PAGES
-------------------               ------------               -------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     CATALYST INVESTMENTS II L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0*
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            815,385*
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               0*
PERSON             -------------------------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER
                        815,385*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     815,385*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.9%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* Calculations are based on 13,027,514 Ordinary Shares of the Issuer outstanding on October 31, 2009. This amendment to Schedule 13D is filed jointly by the Catalyst Entities acting as a Group (within the meaning of Rule 13d-5(b)(1) of the Act) and by the Catalyst II Entities acting as a Group, pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment no. 6 to Schedule 13D filed on August 26, 2009.

-------------------               ------------               -------------------
CUSIP NO. M20115131               SCHEDULE 13D               PAGE 7 OF 12 PAGES
-------------------               ------------               -------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     CATALYST PRIVATE EQUITY PARTNERS (ISRAEL) II L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0*
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            815,385*
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               0*
PERSON             -------------------------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER
                        815,385*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     815,385*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.9%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

* Calculations are based on 13,027,514 Ordinary Shares of the Issuer outstanding on October 31, 2009. This amendment to Schedule 13D is filed jointly by the Catalyst Entities acting as a Group (within the meaning of Rule 13d-5(b)(1) of the Act) and by the Catalyst II Entities acting as a Group, pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment no. 6 to Schedule 13D filed on August 26, 2009.

-------------------               ------------               -------------------
CUSIP NO. M20115131               SCHEDULE 13D               PAGE 8 OF 12 PAGES
-------------------               ------------               -------------------

     This Amendment No. 7 to Schedule 13D amends certain information with respect to ownership of the ordinary shares of B.O.S. Better Online Solutions Ltd. set forth in the Schedule 13D filed by Catalyst Investments L.P. ("CATALYST INVESTMENTS"), Catalyst Fund L.P. ("CATALYST FUND"), Catalyst Fund II L.P. ("CATALYST FUND II") and Catalyst Fund III L.P. ("CATALYST FUND III"). In addition, this Amendment No. 7 reports the holdings of Catalyst Investments II L.P. ("CATALYST INVESTMENTS II") and Catalyst Private Equity Partners (Israel) II L.P. ("CATALYST PRIVATE EQUITY"), which provided a convertible loan to the Issuer, as further detailed below. Catalyst Investments, Catalyst Fund, Catalyst Fund II, Catalyst Fund III, Catalyst Investments II and Catalyst Private Equity are referred to as the "REPORTING PERSONS".

     This Schedule 13D was initially filed on May 19, 2003, as previously amended on August 17, 2005, May 7, 2007, January 10, 2008, January 26, 2009, July 6, 2009 and August 26, 2009 (the "PREVIOUS 13DS").

     Except as set forth in this Amendment No. 7 (or where otherwise inapplicable), all information included in the previous 13Ds is incorporated herein by reference.

ITEM 1. SECURITIES AND ISSUER

     The class of equity securities to which this statement relates is the ordinary shares nominal value of 4.00 NIS (New Israeli Shekels) ("ORDINARY SHARES"), of B.O.S. Better Online Solutions Ltd. ("ISSUER"), an Israeli corporation, whose principal executive offices are located at 20 Freiman St., Rishon Lezion, 75101, Israel.

ITEM 2. IDENTITY AND BACKGROUND

     Catalyst Investments business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Investments is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Investments is to act as the sole general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III. Cukierman & Co. Investment House Ltd. ("CUKIERMAN & CO.") may be deemed a controlling person of Catalyst Investments, and is (indirectly) controlled by Mr. Edouard Cukierman ("MR. CUKIERMAN"), the Chairman of the board of directors of the Issuer (the "BOARD"), and the Chief Executive Officer of the general managing partner of Catalyst Investments.

     Catalyst Fund's business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Fund is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Fund is making investments. The general partner of Catalyst Fund is Catalyst Investments.

     Catalyst Fund II's business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Fund II is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Fund II is making investments. The general partner of Catalyst Fund II is Catalyst Investments.

     Catalyst Fund III's business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Fund III is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Fund III is making investments. The general partner of Catalyst Fund III is Catalyst Investments.

     Catalyst Investments II business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Investments II is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Investments II is to act as the sole general partner of Catalyst Private Equity, Catalyst Private Equity Partners (Israel B) II L.P. ("CATALYST PRIVATE EQUITY B") and Catalyst Private Equity Partners (Israel C) II L.P. ("CATALYST PRIVATE EQUITY C"). E.D.I European Development and Investments Ltd. ("E.D.I") may be deemed a controlling person of Catalyst Investments II, and is wholly-owned by Mr. Cukierman, the Issuer's Chairman of the Board and the Chief Executive Officer of the general partner of Catalyst Investments II.

-------------------               ------------               -------------------
CUSIP NO. M20115131               SCHEDULE 13D               PAGE 9 OF 12 PAGES
-------------------               ------------               -------------------

     Catalyst Private Equity's business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Private Equity is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Private Equity is making investments. The general partner of Catalyst Private Equity is Catalyst Investments II.

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

     None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Catalyst Investments, which serves as the general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III (collectively, the "PARALLEL FUNDS"), has entered into an agreement with the Parallel Funds, pursuant to which during 2009, Catalyst Investments shall purchase from the Parallel Funds Ordinary Shares in the aggregate amount of approximately $380,000 (the "GP SHARES"). The GP Shares shall be purchased in several installments, and the number of GP Shares to be purchased in each installment shall be calculated on the basis of the weighted average of the closing prices of the shares on the Nasdaq Market during the thirty day period prior to the beginning of the applicable quarter. In January 2009, a total of 464,160 GP Shares were purchased for a total of $116,040. On June 21, 2009, a total of 246,284 GP Shares were purchased for a total of $116,040. On July 19, 2009, a total of 277,091 GP Shares were purchased for a total of $116,040. On November 19, 2009, a total of 93,186 GP Shares were purchased for a total of $38,680.

     On July 22, 2009, the Issuer entered into a convertible loan financing ("DEBT FINANCING") pursuant to which Catalyst Private Equity, whose general partner is Catalyst Investments II, lent to the Issuer an amount of $530,000 (the "LOAN AMOUNT"), which is convertible into 815,385 Ordinary Shares of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

     Catalyst Investments has acquired the GP Shares for investment purposes.

     Catalyst Private Equity has extended the Loan Amount for investment purposes.

     Each of the Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the securities at times and in such manner, including in the market or in private transactions, as they deem advisable in pursuit of such investment purposes to benefit from temporary changes in the market price of such securities, including changes resulting from actual or perceived developments in the Issuer's operations, business strategy or prospects, management, or from the sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer's operations, prospects, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons' modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the Issuer's operations, management, board of directors, articles of association, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the actions described in this Item 4, including, without limitation, the acquisition of other businesses by the Issuer, disposing of certain assets of the Issuer, election of one or more new directors, merger or sale of the Issuer, or adopting or not adopting, certain types of anti-takeover measures.

-------------------               ------------               -------------------
CUSIP NO. M20115131               SCHEDULE 13D               PAGE 10 OF 12 PAGES
-------------------               ------------               -------------------

     The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment or financing of the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in
Item 4 of this Schedule 13D, (v) convert the Loan Amount into Ordinary Shares of the Issuer or (vi) change its intention with respect to any or all of the matters referred to in this Item 4.

     As part of the Debt Financing in July 2009, the Issuer granted the lenders warrants to purchase 100% of the number of the Ordinary Shares into which their respective loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per Ordinary Share of $0.55. Catalyst Private Equity, whose general partner is Catalyst Investments II, was granted 815, 835 warrants to purchase Ordinary Shares of the Issuer, all under the above detailed terms.

     Notwithstanding the foregoing, except as discussed above, none of the Reporting Persons have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's articles of association or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act, or take any other action similar to any of those enumerated above.

     One individual affiliated with the Reporting Persons (Mr. Cukierman) is currently serving as the Issuer's Chairman of the Board.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) Catalyst Fund is the beneficial owner of 518,576 Ordinary Shares and of 135,535 warrants to purchase Ordinary Shares ("WARRANTS") of the Issuer; such shares and Warrants represent beneficial ownership of 5.0% of the Ordinary Shares of the Issuer. Catalyst Fund II is the beneficial owner of 359,780 Ordinary Shares of the Issuer and 94,032 Warrants; such shares and Warrants represent beneficial ownership of 3.5% of the Ordinary Shares of the Issuer. Catalyst Fund III is the beneficial owner of 159,175 Ordinary Shares of the Issuer and 41,340 Warrants; such shares and Warrants represent beneficial ownership of 1.5% of the Ordinary Shares of the Issuer.

-------------------               ------------               -------------------
CUSIP NO. M20115131               SCHEDULE 13D               PAGE 11 OF 12 PAGES
-------------------               ------------               -------------------

     Catalyst Fund, Catalyst Fund II and Catalyst Fund III invest together, pro rata, in the framework of a venture capital fund, which is managed by Catalyst Investments. The pro-rata allocation among such entities is as follows: Catalyst Fund -50%; Catalyst Fund II - 34.7%; Catalyst Fund III - 15.3%.

     Catalyst Investments is the beneficial owner of 1,080,721 Ordinary Shares; such shares represent beneficial ownership of 8.3% of the Ordinary Shares of the Issuer.

     In addition, Catalyst Investments, in its capacity of being the sole general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III, controls and manages Catalyst Fund, Catalyst Fund II and Catalyst Fund III. Accordingly, Catalyst Investments is the beneficial owner of the 1,036,531 Ordinary Shares and 270,907 Warrants held by Catalyst Fund, Catalyst Fund II and Catalyst Fund III, which are listed above. Catalyst Investments, in its capacity as the general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III, has the voting and dispositive power over the Ordinary Shares and Warrants held by Catalyst Fund, Catalyst Fund II and Catalyst Fund III. Cukierman & Co. may be deemed a controlling person of Catalyst Investments, and is (indirectly) controlled by Mr. Cukierman, the Issuer's Chairman of the Board, and the Chief Executive Officer of the general managing partner of Catalyst Investments. Mr. Cukierman disclaims beneficial ownership in such Ordinary Shares and Warrants, except to the extent of his proportionate interest in them as an indirect limited partner in the general partner of Catalyst Investments.

     Catalyst Investments II in its capacity of being the sole general partner of Catalyst Private Equity, Catalyst Private Equity B and Catalyst Private Equity C, controls and manages Catalyst Private Equity, Catalyst Private Equity B and Catalyst Private Equity C. Accordingly, Catalyst Investments II is the beneficial owner of the 815,385 Ordinary Shares held by Catalyst Private Equity on behalf of itself, Catalyst Private Equity B and Catalyst Private Equity C. E.D.I may be deemed a controlling person of Catalyst Investments II, and is wholly-owned by Mr. Cukierman, the Issuer's Chairman of the Board, and the Chief Executive Officer of the general partner of Catalyst Investments II. Mr. Cukierman disclaims beneficial ownership in such Ordinary Shares, except to the extent of his proportionate interest in them as a direct or indirect interest holder in Catalyst Investments II, Catalyst Private Equity, Catalyst Private Equity B and Catalyst Private Equity C.

     Mr. Cukierman holds 21,666 Ordinary Shares and options to purchase 241,376 Ordinary Shares of the Issuer. Mr. Cukierman is also entitled to receive options to purchase a total of 400,000 Ordinary Shares, such options are granted to him in four equal portions of 100,000 each, in respect of his services as Active Chairman of the Issuer in the years 2007, 2008, 2009 and 2010. In addition, Mr. Cukierman holds, through a wholly owned company, E.D.I, an additional 6,424 Ordinary Shares of the Issuer. Cukierman & Co. holds 12,600 Ordinary Shares of the Issuer.

     The Reporting Persons disclaim beneficial ownership in such Ordinary Shares and options to purchase Ordinary Shares of Mr. Cukierman and of Cukierman & Co.

          (c)-(d)-(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Joint Filing Agreement, dated as of August 26, 2009, by and among Catalyst Investments L.P., Catalyst Fund L.P., Catalyst Fund II L.P., Catalyst Fund III L.P., Catalyst Investments II L.P. and Catalyst Private Equity Partners (Israel) II L.P.*

----------
* Incorporated by reference to the Amendment no. 6 to Schedule 13D filed by the Reporting Persons on August 26, 2009.

-------------------               ------------               -------------------
CUSIP NO. M20115131               SCHEDULE 13D               PAGE 12 OF 12 PAGES
-------------------               ------------               -------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: November 23, 2009

                           CATALYST INVESTMENTS L.P.
                           By its General Partner, Catalyst Venture Capital Ltd.

                           /s/ Edouard Cukierman /s/ Alon Michal
                           -------------------------------------
                           By: Edouard Cukierman and Alon Michal


                           CATALYST FUND L.P.
                           By its General Partner, Catalyst Investments L.P.
                           By its General Partner, Catalyst Venture Capital Ltd.

                           /s/ Edouard Cukierman /s/ Alon Michal
                           -------------------------------------
                           By: Edouard Cukierman and Alon Michal


                           CATALYST FUND II L.P.
                           By its General Partner, Catalyst Investments L.P.
                           By its General Partner, Catalyst Venture Capital Ltd.

                           /s/ Edouard Cukierman /s/ Alon Michal
                           -------------------------------------
                           By: Edouard Cukierman and Alon Michal


                           CATALYST FUND III L.P.
                           By its General Partner, Catalyst Investments L.P.
                           By its General Partner, Catalyst Venture Capital Ltd.

                           /s/ Edouard Cukierman /s/ Alon Michal
                           -------------------------------------
                           By: Edouard Cukierman and Alon Michal


                           CATALYST INVESTMENTS II L.P.
                           By its General Partner, Catalyst Equity (2006) Ltd.

                           /s/ Edouard Cukierman /s/ Alon Michal
                           -------------------------------------
                           By: Edouard Cukierman and Alon Michal


                           CATALYST PRIVATE EQUITY PARTNERS (ISRAEL) II L.P.
                           By its General Partner, Catalyst Investments II L.P. By its General Partner, Catalyst Equity (2006) Ltd.

                           /s/ Edouard Cukierman /s/ Alon Michal
                           -------------------------------------
                           By: Edouard Cukierman and Alon Michal